File No. 0-17551

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June, 2002

DYNAMIC OIL & GAS, INC.
(Registrant's name)

Airport Executive Park
#205, 10711 Cambie Road
Richmond, B.C.
Canada V6X 3G5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc.
(Registrant)

Dated: July 10, 2002

By: /s/ Mike Bardell
Mike Bardell, Chief Financial Officer & Corporate Secretary

NEWS RELEASE

Member of Canadian Association of Petroleum Producers   TSE:DOL   NASDAQ:DYOLF

DYNAMIC OIL & GAS, INC.

June 25, 2002

Q4 Fiscal 2002: Peavey/Morinville Carrying Value Adjustment

Dynamic Oil & Gas, Inc. reports that fourth quarter ("Q4"), fiscal 2002 audited financial statements, which are to be released in July, will include a carrying value adjustment on its natural gas producing property at Peavey/Morinville in Alberta. The adjustment is in addition to the ceiling test adjustment announced on February 19, 2002. The amount of this non-cash write-down will be $C3.4 million.

During the third quarter, the Company determined that the balance sheet carrying value of its Peavey/Morinville property necessitated adjustment. Based on recent independent reserve evaluations, the Company has re-evaluated its asset carrying values and made a decision with respect to further development of the property. The reserve evaluations, effective April 1, 2002 and announced on May 17, 2002, remain unchanged.

The non-cash write-down in Q4 will include $C1.5 million recorded as amortization and depletion expense. This amount represents a ceiling test adjustment to the carrying value of its producing assets at Peavey/Morinville.

The remaining $C1.9 million will be recorded as exploration expense. This amount represents costs of non-producing gas wells on the Peavey/Morinville property that the Company no longer intends to bring into production. The Company's accounting policy is to record as exploration expense any costs associated with wells that are unsuccessful or that no longer are expected to become productive.

During fiscal 2002 the Peavey/Morinville property produced 105,466 barrels of oil equivalent ("boe", on a 6:1 basis) or 289 boe per day. It is currently producing at a rate of approximately 152 boe per day. As at March 31, 2002, the Company will report a total of $C1.5 million in Peavey/Morinville asset value on its balance sheet.

Dynamic Oil & Gas, Inc. is a Canadian-based energy company engaged in the production and exploration of Western Canada's natural gas and oil reserves. The Company owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northeastern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President and Chief Executive Officer

DYNAMIC OIL & GAS, INC. AIRPORT EXECUTIVE PARK SUITE 205 – 10711 CAMBIE ROAD RICHMOND, BRITISH COLUMBIA CANADA V6X 3G5
TEL: 604/214-0550 TOLL FREE: 1-800/663-8072 FAX: 604/214-0551 E-MAIL: INFODYNAMIC@DYNAMICOIL.COM WEBSITE: WW.DYNAMICOIL.COM